191 Peachtree Street Suite 3300 Atlanta, GA 30303

June 1, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Post Effective Amendment No. 7 to the Registration Statement on Form N-1A filed February 26, 2010 for the Presidio Global Multi-Strategy Fund (the “Presidio Fund”); Post Effective Amendment No. 8 to the Registration Statement on Form N-1A filed March 4, 2010 for the GlobalAfrica Equity Fund, GlobalAfrica Infrastructure Fund, GlobalAfrica Natural Resources Fund and GlobalAfrica Income Fund (the “GlobalAfrica Funds”); and Post Effective Amendment No. 9 to the Registration Statement on Form N-1A filed March 8, 2010 for the WynnCorr Value Fund (the “WynnCorr Fund”) (collectively, the “Amendments”).  The Presidio Fund, the GlobalAfrica Funds and the WynnCorr Fund are each a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298).

Ladies and Gentlemen:

On behalf of our client, Starboard Investment Trust (the “Trust”), below please find the Trust’s responses to the oral comments of Mr. Kevin Rupert, Examiner, Division of Investment Management, provided in a telephone conversation on May 28, 2010, regarding the Amendments and correspondence filed via EDGAR on May 5, 2010.  Per Mr. Rupert’s request, his comments and the Trust’s responses to the comments are provided below.  We have also enclosed as part of this correspondence revised, redlined copies of the revised registration statement for each Fund, which incorporate the Trust’s responses to Mr. Rupert’s comments.

I.      Comments for All Funds

1.      Comment: You requested that each Fund provide the disclosure required by Item 17(b) of Form N-1A effective January 1, 2010.

Response:  Each Fund will include the following disclosure regarding the structure of the Board of Trustees and the role of the Board in risk oversight immediately following the trustee and officer chart in each Fund’s SAI:

“Board Structure.  The Trust’s Board of Trustees includes three independent Trustees, one of which, Mr. Brinson, is Chairman of the Board of Trustees.  The Board believes its current leadership structure is appropriate given the Trust’s and the Board’s current and historical small size and the fact that this size permits Trust management to communicate with each independent Trustee as and when needed, and permits each independent Trustee to be involved in each committee of the Board (each a “Committee”) as well as each Board function.  The Board may consider electing additional independent trustees in the future, particularly if the Trust’s size and/or complexity materially increases.

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com

With respect to risk oversight, the Board holds four regular meetings each year to consider and address matters involving the Trust and its Funds. During these meetings, the Board receives reports from the Fund’s administrator, transfer agent and distributor, and Trust management, including the Presidents of the Trust and the Trust’s Chief Compliance Officer, on regular quarterly items and, where appropriate and as needed, on specific issues.  As part of its oversight function, the Board also may hold special meetings or communicate directly with the Trust’s officers to address matters arising between regular meetings. The Board has established a committee structure that includes an Audit Committee, Nominating Committee and a Proxy Voting Committee (discussed in more detail below). Each Committee is comprised entirely of independent Trustees.

Qualification of Trustees

The Board has considered each Trustee's experience, qualifications, attributes and skills in light of the Board’s function and the Trust’s business and structure, and has determined that each Trustee possesses experience, qualifications, attributes and skills that enable the Trustee to be an effective member of the Board.

The Board has determined that each of the Trustees’ careers and background, combined with their interpersonal skills and general understanding of financial and other matters, enable the Trustees to effectively participate in and contribute to the Board’s functions and oversight of the Trust.  References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any such person or on the Board by reason thereof.”

2.      Comment: You requested that each Fund update the fee table in the Prospectus to reflect the Administration fees assumed by each Fund’s Advisor pursuant to an Operating Plan between the Advisor and the Administrator.

Response: Below are the revised Fee Tables for each Fund reflecting the Administration fees assumed by each Fund’s Advisor pursuant to an Operating Plan between the Advisor and the Administrator:

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com

GlobalAfrica:

Shareholder Fees for the Fund
(fees paid directly from your investment)

GAEQ	Class A	Class C	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)1	5.75%	None	None
Redemption Fee (as a percentage of amount redeemed)2	None	2.00%	2.00%
Exchange Fee	None	None	None
GAIF
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)1	5.75%	None	None
Redemption Fee (as a percentage of amount redeemed)2	None	2.00%	2.00%
Exchange Fee	None	None	None
GANR
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)1	5.75%	None	None
Redemption Fee (as a percentage of amount redeemed)2	None	2.00%	2.00%
Exchange Fee	None	None	None
GAIN
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)1	5.75%	None	None
Redemption Fee (as a percentage of amount redeemed)2	None	2.00%	2.00%
Exchange Fee	None	None	None

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com

Annual Fund Operating Expenses for the Fund
(expenses that you pay each year as a percentage of the value of your investment)

GAEQ	Class A	Class C	Institutional Class
Management Fees3	1.95%	1.95%	1.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses4	1.28%	1.28%	1.28%
Total Annual Fund Operating Expenses5	3.48%	4.23%	3.23%
Fee Waiver and/or Expense Limitation 6	0.48%	0.48%	0.48%
Net Annual Fund Operating Expenses5	3.00%	3.75%	2.75%
GAIF
Management Fees3	1.95%	1.95%	1.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses4	1.28%	1.28%	1.28%
Total Annual Fund Operating Expenses5	3.48%	4.23%	3.23%
Fee Waiver and/or Expense Limitation 6	0.48%	0.48%	0.48%
Net Annual Fund Operating Expenses5	3.00%	3.75%	2.75%
GANR
Management Fees3	1.95%	1.95%	1.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses4	1.28%	1.28%	1.28%
Total Annual Fund Operating Expenses5	3.48%	4.23%	3.23%
Fee Waiver and/or Expense Limitation 6	0.48%	0.48%	0.48%
Net Annual Fund Operating Expenses5	3.00%	3.75%	2.75%
GAIN
Management Fees3	1.95%	1.95%	1.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses4	1.28%	1.28%	1.28%
Total Annual Fund Operating Expenses5	3.48%	4.23%	3.23%
Fee Waiver and/or Expense Limitation 6	0.48%	0.48%	0.48%
Net Annual Fund Operating Expenses5	3.00%	3.75%	2.75%

1  Maximum Sales Charge is reduced for purchases of $250,000 or more and may be waived under certain conditions as described in the section “Purchasing Shares” below.

2 The redemption fees described above for the Class C and Institutional Class Shares (collectively, “Redemption Fee”) are charged upon any redemption of Fund shares occurring within five years following the issuance of such shares.  The Redemption Fee is not a fee to finance sales or sales promotion expenses, but is paid to the Fund to defray the costs of liquidating a shareholder’s investment in the Fund and discourage short-term trading of Fund shares.  The Redemption Fee does not apply to shares purchased by reinvesting dividends or capital gain distributions, shares exchanged for shares of other funds of the Trust managed by the Advisor, amounts representing capital appreciation of shares, certain redemptions pursuant to a systematic withdrawal plan, certain redemptions upon death or permanent disability of the shareholder, or mandatory distribution from a tax-deferred retirement plan or IRA. The Funds may also require reimbursement from investors who request that their redemptions be wired for wiring fees charged to the Funds by its custodian.  Such wiring fees generally shall not exceed $20.

3 For its services, the Advisor receives a management fee described in more detail in the section of this prospectus entitled “Management of the Funds – Investment Advisor.”

4The Funds have entered into a consolidated fee arrangement with the Funds’ administrator that covers the regular operating expenses of each Fund for an inclusive fee based on each Fund’s average daily net assets.  See the section of the Funds’ Statement of Additional Information (“SAI”) entitled “Management and Other Services Providers – Administrator” for more detailed information.  Beyond the fee paid to the administrator, the Funds do not anticipate that

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com

shareholders of the Funds will incur any Other Expenses in the current fiscal year.

5 Since the Funds are newly organized, these expenses are based on estimated expenses for the current fiscal year at an average Fund net asset level of $20 million and include expenses related to any “Acquired Fund” (any investment company in which the Funds invest).  Acquired Fund expenses are estimated to be less than 0.01% of the Fund’s average daily net assets for the current fiscal year.

6 The Advisor has entered into an Operating Plan with the Fund’s administrator, through June 30, 2011, under which it has agreed to assume certain fees of the administrator to the extent such fees exceed the  maximum of 0.80% of the average daily net assets of the Fund to be paid by the Fund to the administrator under its consolidated fee arrangement.  The Advisor cannot recoup from the Fund any amounts paid by the Advisor to the Administrator under the Operating Plan.

Presidio:

Shareholder Fees for the Fund
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)1	5.50%
Redemption Fee (as a % of amount redeemed)2	None
Exchange Fee	None

Annual Fund Operating Expenses for the Fund
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees 3	1.00%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses 4	0.81%
Acquired Fund Fees and Expenses 5	0.07%
Total Annual Fund Operating Expenses6	2.13%
Fee Waiver and/or Expense Limitation 7	0.31%
Net Annual Fund Operating Expenses6	1.82%

1.  Maximum Sales Charge is reduced for purchases of $25,000 or more and may be waived under certain conditions as described in the section “Purchasing Shares” below.

2. While the Fund does not charge a redemption fee, the Fund may require reimbursement from investors who request that their redemptions be wired for wiring fees charged to the Fund by its custodian. Such wiring fees generally shall not exceed $20.

3. For its services, the Advisor receives a management fee described in more detail in the section of this prospectus entitled “Management of the Fund – Investment Advisor.”

4. The Fund has entered into a consolidated fee arrangement with the Fund’s administrator that covers the regular operating expenses of the Fund for an inclusive fee based on the Fund’s average daily net assets. See the section of the Fund’s Statement of Additional Information (“SAI”) entitled “Management and Other Services Providers – Administrator” for more detailed information. Beyond the fee paid to the administrator, the Fund does not anticipate that shareholders of the Fund will incur any Other Expenses in the current fiscal year.

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com

5. Acquired Funds Fees and Expenses are fees and expenses of investment companies, such as ETFs, in which the Funds invest.  The Funds calculate the Acquired Funds’ expenses using the net expense ratios reported in the Acquired Funds’ most recent shareholder reports.

6.  Since the Fund is newly organized, these expenses are based on estimated expenses for the current fiscal year at an average Fund net asset level of $20 million.

7. The Advisor has entered into an Operating Plan with the Fund’s administrator, through June 30, 2011, under which it has agreed to assume certain fees of the administrator to the extent such fees exceed the  maximum of 0.50% of the average daily net assets of the Fund to be paid by the Fund to the administrator under its consolidated fee arrangement.  The Advisor cannot recoup from the Fund any amounts paid by the Advisor to the Administrator under the Operating Plan.

WynnCorr:

Shareholder Fees for the Fund
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Redemption Fee (as a % of amount redeemed)1	2.00%
Exchange Fee	None

Annual Fund Operating Expenses for the Fund
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees 2	1.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses 3	0.96%
Total Annual Fund Operating Expenses4	2.46%
Fee Waiver and/or Expense Limitation 5	0.46%
Net Annual Fund Operating Expenses4	2.00%

1. The redemption fee described above (“Redemption Fee”) is charged upon any redemption of Fund shares occurring within sixty (60) days following the issuance of such shares.  The Redemption Fee is not a fee to finance sales or sales promotion expenses, but is paid to the Fund to defray the costs of liquidating a shareholder’s investment in the Fund and discourage short-term trading of Fund shares.  The Redemption Fee does not apply to shares purchased by reinvesting dividends or capital gain distributions, shares exchanged for shares of other funds of the Trust (if any), amounts representing capital appreciation of shares, certain redemptions pursuant to a systematic withdrawal plan, certain redemptions upon death or permanent disability of the shareholder, or mandatory distribution from a tax-deferred retirement plan or IRA.  The Funds may also require reimbursement from investors who request that their redemptions be wired for wiring fees charged to the Funds by its custodian.  Such wiring fees generally shall not exceed $20.

2. For its services, the Advisor receives a management fee described in more detail in the section of this prospectus entitled “Management of the Fund – Investment Advisor.”

3. The Fund has entered into a consolidated fee arrangement with the Fund’s administrator that covers the regular operating expenses of the Fund for an inclusive fee based on the Fund’s average daily net assets. See the section of the Fund’s Statement of Additional Information (“SAI”) entitled “Management and Other Services Providers – Administrator” for more detailed information. Beyond the fee paid to the administrator, the Fund does not anticipate that shareholders of the Fund will incur any Other Expenses in the current fiscal year.

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com

4. Since the Fund is newly organized, these expenses are based on estimated expenses for the current fiscal year at an average Fund net asset level of $20 million and include expenses related to any “Acquired Fund” (any investment company in which the Fund invest).  Acquired Fund expenses are estimated to be less than 0.01% of the Fund’s average daily net assets for the current fiscal year.

5. The Advisor has entered into an Operating Plan with the Fund’s administrator, through June 30, 2011, under which it has agreed to assume certain fees of the administrator to the extent such fees exceed the  maximum of 0.50% of the average daily net assets of the Fund to be paid by the Fund to the administrator under its consolidated fee arrangement.  The Advisor cannot recoup from the Fund any amounts paid by the Advisor to the Administrator under the Operating Plan.

II.      Comments for the GlobalAfrica Funds

3.      Comment: You requested that, in the section “Investment Limitations – Fundamental Restrictions” in the SAI, the Funds state in fundamental restriction #9 the industries in which the GANR Fund and the GAIN Fund, respectively, will invest.  You also requested that the Funds separate the concepts of the 80% investment by each fund required by its name and the 25% concentration of the GANR and GAIN Funds.

Response:  The Funds have made the following changes (in red) to the section “Investment Limitations – Fundamental Restrictions” in the SAI:

“(9)           Each of the GAEQ Fund and GAIN Fund will not concentrate their investments. Each of the GAEQ Fund’s and GAIN Fund’s concentration policy limits the aggregate value of holdings of a single industry or group of industries (except U.S. Government and cash items) to less than 25% of such Fund’s total assets.  The GANR Fund and the GAIF Fund will be concentrated in the natural resources and infrastructure industries, respectively, which means that the aggregate value of holdings of such industries by the GANR Fund and the GAIF Fund will be 25% or greater of such Fund’s total assets.

The GANR Fund will concentrate its investments in natural resources companies. Natural resources companies include, but are not limited to, those in the following industries: integrated oil, crude oil production, natural gas production, pipelines, drillers, coal, forest products, paper packing, foods, tobacco, fertilizers, aluminum, copper, iron and steel, all other basic metals, gold, silver, platinum, natural resource finance, plantations, mineral sands, diversified resources, energy services, diversified exploration and production, chemicals, diversified metals and mining, oil and gas storage and transportation, oil and gas refining and marketing, and paper products. A company will be deemed to be in a particular industry if the majority of its revenues is derived from or the majority of its assets is dedicated to natural resources.

The GAIF Fund will concentrate its investments in infrastructure companies.  Infrastructure companies include, but are not limited to, those in the following industries: telecommunications, power/electric generation & distribution, construction, transportation (including roads and highways), water & waste disposal, housing/real estate development, media, cement manufacturing, cable, refineries, gas distribution and pipelines, civil engineering (building), air travel & cargo, airports, harbors and ports and logistics. A company will be deemed to be in a particular industry if the majority of its revenues is derived from or the majority of its assets is dedicated to infrastructure.”

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Tanya L. Goins at (404) 736-3641 with any questions or comments regarding this filing.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com